	P 612-672-8200	3300 Wells Fargo Center
	F 612-672-8397	90 South Seventh Street
Minneapolis, Minnesota
	www.maslon.com	55402-4140

March 11, 2008		Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

Via EDGAR and Federal Express

Ms. Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20249

Re:	Poker Magic, Inc. (the “Company”)
Registration Statement on Form 10-SB
Filed January 29, 2008
File No. 000-53045

Dear Ms. McManus:

This letter responds on behalf of the Company to the comment letter from the Commission dated February 25, 2008, with respect to the filing referenced above. Included below are the SEC’s comments and the corresponding responses of the Company. Together with this letter we are filing an amendment to the registration statement.

General

1.
Please file your next amendment on the appropriate form available to you without an "SB" designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.sec.gov/rules/final/finalarchive2007.shtml.

In our amended filing, we have used the appropriate form, and made appropriate revisions, in light of Release No. 33-8876.

Intellectual Property, page 7

2.
Please describe the intellectual property right you own. Specifically, discuss the nature and status of any patents, trademarks, copyrights or other rights you own. In addition, discuss how and to whom you intend to license your intellectual

In our amended filing, we have added several new paragraphs that describe with particularity the intellectual property rights of the Company as of the date hereof, and how, and to whom, we intend to license those rights. For this added disclosure, please see page 7 of the amended filing.

March 10, 2008

*     *     *     *     *

Please do not hesitate to contact me at (612) 672-8305 with any questions concerning the responses included in this letter on behalf of the Company. Finally, on behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards, /s/ Paul D. Chestovich Paul D. Chestovich